F r a s e r a n d C o m p a n y

Fraser and Company LLP Barristers and Solicitors

DAVID K. FRASER
RICHARD D. RABSON
(1) DAVID W. SMALLEY
RAVINDER R.S. UPPAL
(2) AILIN WAN
(3) BARBARA G. WOHL
KIT H. LUI
(4) BYRON BYUNG-OH LEE
GEETA K. BAINS
     (1) Personal law corporation
     (2) Also member of Massachusetts bar
     (3) Also member of Ontario bar
     (4) Also member of New York bar

  May 9, 2006

  VIA EDGAR

  Securities and Exchange Commission
  100 F Street N.E.
  Washington D.C. 20549-0405

  Attention: Christian Windsor, Special Counsel

  Dear Sir:

  Re: Lexaria Corp.
  Amendment No. 1a to Form SB-2 Registration Statement
  File No. 333-132134

  Further to your telephone call of today's date, attached please find a red-tagged copy (which includes page numbers) filed with you, by Edgar, of Amendment No. 1a to Form SB-2 Registration Statement, including Exhibits. As per your request, we have altered the formatting on this document so that you can read the financials. That is the only change to this document from that filed on Friday, May 5th.

  If you have any other questions, please do not hesitate to contact the undersigned. Please fax any further comments to the undersigned at (604) 669-5791.

  Yours truly,
  FRASER and COMPANY

  Per: /s/ David K. Fraser

  David K. Fraser

  DKF/dlm

  Attach.